305 Forest Ave Woodmere, NY, 11598	Telephone 347-318-8859

February 21, 2014

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

100 F Street, NE
Washington, D.C. 20549

Re: Pocket Games, Inc. (the “Company”, “us”, “we” or “our”)

Registration Statement on Form S-1 Amendment No. 2

Filed January 15, 2014

SEC File Number: 333-192939

Dear Ms. Jacobs:

Please find below, the responses to the Commission’s Comment Letter dated January 30, 2014 regarding the above referenced registration statement (the “Registration Statement”)

General

SEC Comment 1

1. We continue to evaluate your response to prior comment 1. After reviewing your responses to this comment letter, we may have further comments.

Company Response to Comment 1

Since the date of our last response, we have continued to negotiate with Fluid Games in connection with the Idol Hands mobile game.

On January 16, 2014, we hired 99designs.com to create our logo. Our logo was completed on January 28th 2014, and is included in our letterhead above.

On January 28, 2014, we hired logomaker.tv to animate the logo so that it could be used in the credits of our games.   We had 99designs.com increase the size of the logo so that it could be used on large scale exhibition stands to promote the company at game exhibitions.

On January 30, 2014, we used the services of Kevin Corti, a game producer to provide us with an independent assessment of the market worthiness of the Idol Hands game.

On December 6, December 11, January 20 and January 28th, 2014, we submitted the versions and improvements of the SH3G game created by Fluid Games Limited for quality testing to God Speed Testing ..

As explained below in our response to Comment 2, on January 16, 2014, Fluid Games provided us with a proposed agreement but we did not believe that the agreement contained a sufficient description of certain ancillary intellectual property for Idol Hands. On January 22, 2014, we requested Fluid Games include these particulars and a version numbering system.

On January 28, 2014, David Lovatt met with representatives of Apple in London to discuss Pocket Football and Idol Hands and other titles.

On January 31, 2014, David Lovatt requested pricing quotes to develop the Company’s website to 99designs.com, Zammer Limited and Kaweb Limited who are all web design companies and media agencies.

SEC Comment 2

You state in your response to prior comment 1 that from October 4, 2013 through December 27, 2013, you paid developers $40,000 to develop the SH3G game pursuant to an agreement with DNA Interactive Games. You also disclose, however, that you agreed to develop SH3G for DNA Interactive Games on October 22, 2013. In your response letter, please clarify if you paid any money to the developers prior to October 22, the date you agreed to develop the game for DNA Interactive Games. Additionally, please tell us what type of asset Idol Hands is and discuss whether you have negotiations with Fluid Games Limited to acquire it are ongoing.

Company Response to Comment 2

We did not pay any developers to develop the SH3G prior to October 22, 2013. As disclosed we have contracted with the developers to pay them $42,000 but have only paid them $4,900 as of October 31, 2013, and we have now paid an additional $7,300 as of today.

Idol Hands is a mobile game that was developed by Fluid Games and Intel. The game was released in September of 2012, as an ‘OEM’ release with a Creative Webcam (http://uk.creative.com/p/web-cameras/creative-senz3d). When a release is OEM it means Original Equipment Manufacturer and refers to hardware or software which must be ‘bundled’ with an item purchased and not sold separately. In this case, Creative Lads was allowed to ship the game with their Web Cam, but the game is not for sale individually elsewhere without the camera. We are continuing to negotiate with Fluid Games to develop a PC version of the game as a digital download using the Steam platform as well as for Mobile without the camera.

We have entered into an agreement with Fluid Games as of this date. On January 16, 2014, Fluid Games provided us with a proposed agreement but we did not believe that the agreement contained a sufficient description of certain ancillary intellectual property for Idol Hands that we wanted to be included and itemized in any agreement that was reached. These ancillary items include game design documentation, artwork for marketing purposes and sound files. On January 22, 2014, we requested Fluid Games include these particulars. We also requested that Fluid Games provide us with a version numbering system which will allow us to easily identify the latest version of each item so that we are use the appropriate version of the item. This will allow us to develop the game in an orderly and effective manner if an agreement is reached. It is our understanding that Fluid Games is in the process of creating the itemized description we requested and it will be provided to us on or before February 10, 2014.

Once we have the requested items we plan to review the agreement with our legal counsel. We are unsure if an agreement will be reached.

Management’s Discussion and Analysis, page 31

SEC Comment 3

We note the disclosure added concerning Pocket Football in response to prior comment 11. We also note your response to prior comment 1 which states that the company has ongoing negotiations with both Mr. Gary Gray and BitHeads, Inc. in connection with the development of Pocket Football. Please revise your disclosure to clearly state the current status of the development of Pocket Football, including a discussion of who will develop the game, whether any payments have been made or received on behalf of the development of the game and whether you have any agreements in place regarding the game’s development. Please add similar disclosure concerning SHG3.

Lastly, file any agreements relating to the development of both games as exhibits or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

We have attached as Exhibit 10.6, a schedule agreement which sets the services terms for Fluid Games Limited to assist us with the development of SH3G. There are no other agreements for the development of games.

Company Response to Comment 3

SEC Comment 4 Signatures, Page 58

4. We note your revisions in response to prior comment 16. Please revise your registration statement to include the signature of your principal financial officer. In this regard, Mr. Lovatt’s signature block must disclose all the capacities in which he is signing the registration statement. Refer to Instructions to Signatures of the Form S-1.

Company Response to Comment 4

4. We have modified the signature block to reflect all the capacities in which David Lovatt is signing the registration statement.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/David Lovatt

David Lovatt

Chief Executive Officer